Vic Devlaeminck							       Licensed in
ATTORNEY - CPA								Oregon & Washington
_______________________________________________________________________________
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10013 N.E. Hazel Dell Avenue							Telephone:(503) 806-3533
Suite 317
Vancouver, WA 98685								Email: vic@vicdevlaeminck.com




VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

September 21, 2021

Re: Streamline USA, Inc., - Request for Withdrawal of Electronic Form 1-A
				(File no. 024-11626)

Ladies and Gentlemen:

On behalf of Streamline USA, Inc., (the Company), we hereby submit this letter to notify the Securities and Exchange Commission (the SEC) of inadvertent EDGAR filing submission errors.
On September 1, 2021, the Company filed with the SEC (via EDGAR) its electronic Form 1-A, on the above-captioned file number, and bearing accession number:
00018877566-21-000003. The Company hereby withdraws this filing.
The Company has refiled its electronic form 1-A on September 2, 2021, to correct this error. Specifically, the error was as to the calculation of the number of shares in the offering. The original filing listed 30,000 shares. The correct figure is 30 million shares.
In addition, and parenthetically, on the re-file, I have added myself and my email address as a contact person on the file.
Secondly, the Form 1-A-W that was uploaded onto EDGAR on September 2, 2021, did not contain a letter, in this format, showing the withdrawal of the first electronic form 1-A, and the reason for same.
I believe that, with this second upload of Form 1-A-W, together with this letter, that the file will be in order, and ready for your further review. Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call me at (503) 806-3533.

Sincerely,

/ s / Vic Devlaeminck
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Project Attorney